

**Internet-Based Payments**

Netwire is a payments processing company that leverages the power of the internet to quickly process payment transactions.

- Offers convenient, real-time payments using email or cell phone in any currency, including crypto currency

"Amid the pandemic, there has been a significant change in consumer behavior which has resulted in the higher adoption of contactless transactions...." - Fortune Business Insights

# Market Opportunity

The COVID-19 economy is accelerating the shift to the digital economy and away from cash.

| | | |
|---|---|---|
| There were almost 1 trillion global cashless payment transactions in 2020 (PWC) | Cashless transactions expected to triple by 2030 (PWC) | Revenue from alternative payment transactions projected to grow from $78 billion in 2020 to $312 billion (PWC) |

"The digital payment market growth is attributed to the increasing smartphone penetration and rising adoption of contactless and real-time payments." - marketsandmarkets.com

# Business Model

Netwire charges a fee per transaction.

"According to a MasterCard corporation survey, 79% of consumers globally are using contactless payments to maintain safety during the pandemic." - Fortune Business Insight

# Value Proposition

- Convenience

- Using Netwire you can pay using the Mastercard network even if you don't have a credit card

- Able to provide a one-time use Mastercard number to do a transaction if you don't want to give out your credit card number

# Success to Date



Netwire has developed its bill payment system and started processing transfers from our pilot network.

The company has also negotiated an agreement for international payments.

# Meet The Team







## Kelly Navickas
*Manager*

Founder and CEO at Carnation Capital

B.A. Wellesley College

## Imran Baig
*Technology*

Former QA/QC Engineer at ABCD Group

Bachelor of Engineering/Mechanical Engineering

from Jawaharlal Nehru Technological University

## Steve "Dakota" Happas
*Marketing*

CEO and Co-Owner of SwingJuice

Former Chief Marketing Officer of Selove.com



**Thank You!**